Supervisory Board of Schering AG appoints further member to Executive Board

Berlin, July 6, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that its Supervisory Board has appointed Dr. Karin Dorrepaal to the Board of Executive Directors of Schering AG. Dr. Dorrepaal (43) will be joining the company on September 1, 2004 and will be responsible for Schering's Global Business Unit Diagnostic Imaging as well as for its Supply Chain and Procurement.

"Dr. Dorrepaal's deep understanding of the pharmaceutical industry together with her experience in the strategic repositioning of top tier companies and in optimizing their performance will further strengthen Schering's management team," said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG.

After four years as a research fellow at the Netherlands Cancer Institute, Dr. Dorrepaal received her Ph.D. in medicine from the Free University of Amsterdam, The Netherlands. She went on to study at the Rotterdam School of Management where she obtained an MBA. In 1990, Dr. Dorrepaal joined Booz Allen Hamilton, Management Consultants. She specialized in the pharmaceutical industry and advised major companies on issues regarding strategy, sales, marketing and supply chain. At the Schering Group, Dr. Dorrepaal took charge of several projects including re-designing sales and marketing functions in Europe, Asia, Latin America and Canada. In 2000, Dr. Dorrepaal was appointed Vice President of Booz Allen.

The appointment of a further member to Schering's Board of Executive Directors is related to the retirement of two of its current members, Prof. Dr. Guenter Stock and Mr. Lutz Lingnau, at the end of 2005. It follows the appointment of Marc Rubin, M.D. to the Executive Board of Schering last year.


Additional information

On June 15, 2004 the Schering Group announced the results of its FOCUS initiative, which also includes a reassessment of its strategy. In the future, Schering will have four Global Business Units: Oncology, Gynecology&Andrology, Diagnostic Imaging and Specialized Therapeutics. In line with this development, major responsibilities within the Executive Board have been reassigned as follows:


Dr. Hubertus Erlen: Chairman of the Executive Board

Dr. Karin Dorrepaal: GBU* Diagnostic Imaging,Supply Chain,Procurement

Dr. Ulrich Koestlin: Europe Region,Japan Region,
Latin America/Canada Region,Asia/Middle East Region

Mr. Lutz Lingnau: GBU Specialized Therapeutics,United States Region

Marc Rubin, M.D.: GBU Oncology,Development

Dr. Joerg Spiekerkoetter: Finance and Administration,Human Resources

Prof. Dr. Guenter Stock: GBU Gynecology&Andrology,Research

* GBU: Global Business Unit

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Additional information at: www.schering.de/eng